UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


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                                        :
          In the Matter of              :
                                        :    CERTIFICATE PURSUANT
     ENTERGY MISSISSIPPI, INC.          :                 TO
                                        :             RULE 24
          File No. 70-8719              :
                                        :
 (Public Utility Holding Company        :
           Act of 1935)                 :
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           This  is  to  certify, pursuant to Rule 24  under  the
Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Mississippi, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated January 30, 1996.

           On May 28, 1999, the Company entered into a Refunding Agreement, dated as of May 1, 1999 (the "Refunding Agreement") with Independence County, Arkansas (the "County"), pursuant to which the County issued and sold, by negotiated public offering, to Morgan Stanley & Co. Incorporated as underwriter, $30,000,000 in aggregate principal amount of its Pollution Control Revenue Refunding Bonds (Entergy Mississippi, Inc. Project) Series 1999 (the "Tax-Exempt Bonds"). On May 28, 1999 in order to secure its obligations pursuant to the Refunding Agreement, the Company issued to Chase Bank of Texas, National Association, $32,850,000 in aggregate principal amount of the Company's General and Refunding Mortgage Bonds, Pollution Control Series A (the "Collateral Bonds"), issued pursuant to the Fourteenth Supplemental Indenture to the Company's Mortgage and Deed of Trust, as supplemented.

          Attached hereto and incorporated by reference are:

          Exhibit A-3(a)    -     Execution  form  of  Fourteenth
                         Supplemental Indenture relating  to  the
                         Collateral Bonds.

          Exhibit A-5(a)  -   Execution form of Collateral Bond.

          Exhibit B-5(a)    -     Execution  form  of  the  Trust
                         Indenture  between the County and  Chase
                         Bank  of  Texas,  National  Association,
                         Indenture Trustee.

          Exhibit B-6(a)   -    Execution  form of the  Refunding
                         Agreement between the Company and the County.

          Exhibit F-2(d)   -    Post-effective opinion of  Thelen
                         Reid  &  Priest  LLP,  counsel  for  the
                         Company.

          Exhibit F-3(c)   -    Post-effective opinion of Ann  G.
                         Roy, Esq., Senior Counsel-Corporate  and
                         Securities,   Entergy  Services,   Inc.,
                         counsel for the Company.


           IN WITNESS WHEREOF, Entergy Mississippi, Inc. has caused this certificate to be executed this 8th day of June 1999.


                                 ENTERGY MISSISSIPPI, INC.



                                 By:    /s/ Steven C. McNeal
                                          Steven C. McNeal
                                   Vice President and Treasurer